SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 5, 2008

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville/ Jillian Wanner, ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports First Quarter 2008 Results

FOR IMMEDIATE RELEASE: Monday, May 5, 2008

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a Ps. 80.7 million net income, or Ps. 0.102 per share (Ps. 0.508 per ADS), for the three-month period ended March 31, 2008, compared to the Ps. 66.4 million, or Ps. 0.084 per share (Ps. 0.418 per ADS), reported for the same 2007 period.

Net income increased mainly due to a higher operating income generated by the NGL Production and Commercialization business segment.

 First Quarter 2008 vs. First Quarter 2007

In the three-month period ended March 31, 2008, TGS posted total net revenues of Ps. 464.1 million in comparison with Ps. 339.5 million earned in the first quarter of 2007.

Natural Gas Transportation revenue for the first quarter of 2008 was Ps. 127.3 million, compared to the Ps. 125.5 million earned in the same quarter of 2007. This increase primarily reflects additional revenue generated by the new firm transportation contracts that were signed with industrial and natural gas producer clients that became effective in March and May 2007.

The Natural Gas Transportation segment represented approximately 27% and 37% of the Company’s total revenue for the first quarter of 2008 and 2007, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as the prohibition to apply variations to the local and international indexes, or any other price adjustment thereon. Since then, the tariff renegotiation process has been delayed and no significant progress has been made so far.

The NGL Production and Commercialization segment revenue increased to Ps. 320.4 million in the three-month period ended March 31, 2008 from Ps. 182.5 million in the same period of 2007, representing a 76% variation. This increase is mainly due to higher international reference prices of propane, butane and natural gasoline, and secondly, to higher volumes sold.

NGL Production and Commercialization revenue accounted for approximately 69% and 54% of the total revenue for the first quarter of 2008 and 2007, respectively. NGL Production and Commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the first quarter of 2008, Other Services revenues amounted to Ps. 16.4 million, a 48% decrease when compared to revenues of Ps. 31.5 million in the same period of 2007. This reduction was the result of lower sales generated by construction services rendered in 2008.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 4% and 9% for the three-month periods ended March 31, 2008 and 2007, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the first quarter of 2008 rose to Ps. 280.9 million from Ps. 188.4 million registered in the first quarter of 2007, mainly due to: (i) a Ps. 47.5 million increase in NGL production costs, and (ii) a Ps. 36.0 million rise in taxes on export due to the higher international reference prices and increase of rates (from 20% to 25% for propane and butane exports, and from 5% to 45% for gasoline exports).

Other (expense) / income, net registered a negative variation of Ps. 18.9 million in the three-month period ended March 31, 2008, compared to the same period of 2007. This variation is mainly due to the partial reversal (of Ps. 15.5 million) of an allowance established in connection with turnover tax claim made by the Province of Buenos Aires (with respect to NGL sales billed since 2002). This allowance reversal was recorded as the result of the confirmation made by the Tax Court of this province that ethane sales were within the scope of the turnover tax exemption.

Net financial expense decreased to Ps. 43.5 million in 2008 first quarter from Ps. 53.1 million reported in the same quarter of 2007. The positive variation of Ps. 9.6 million is mostly attributable to lower interest expenses generated by liabilities of Ps. 7.1 million (resulting from the 20% reduction in financial indebtedness) and a lower foreign exchange loss of Ps. 8.7 million. Both effects were partially offset by lower interest income generated by current investments.

For the first quarter of 2008, the Company reported a Ps. 55.9 million income tax expense, compared to Ps. 47.6 million for the same quarter of 2007. This increase, of Ps. 8.3 million, is due to higher net income before income tax reported in the first quarter of 2008.

Liquidity and Capital Resources

Cash flow from operating activities for the three-month period ended March 31, 2008 amounted to Ps. 216.4 million, which were allocated to increase its cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 73.3 MMm³/d, or 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, 40% by a trust, and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the three-month periods ended March 31, 2008 and 2007

(In millions of Argentine pesos)

Consolidated Statements of Income	1st. Quarter	
	2008	2007
Net revenues	**464.1**	**339.5**
Natural gas transportation	127.3	125.5
NGL production and commercialization	320.4	182.5
Other services	16.4	31.5
Cost of sales	**(213.9)**	**(153.8)**
Operating expenses	(164.4)	(105.9)
Depreciation and amortization expenses	(49.5)	(47.9)
Gross operating profit	**250.2**	**185.7**
Administrative and selling expenses	(67.0)	(34.6)
Operating income	**183.2**	**151.1**
Other (expense) / income, net	(3.5)	15.4
Gain on related companies	0.4	0.6
Net financial expense	(43.5)	(53.1)
Net income before income tax	**136.6**	**114.0**
Income tax	(55.9)	(47.6)
Net income	**80.7**	**66.4**
Earnings per share	0.102	0.084
Earnings per ADS	0.508	0.418

Operating Data

Gas transportation volumes (million of cf/d)		
Average firm contracted capacity	2,586.9	2,525.0
Average deliveries	2,069.0	2,012.9
NGL sales (thousand of short tons)		
Ethane	106.6	102.2
Propane and butane	179.9	145.0
Natural gasoline	28.4	29.3

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2008 and 2007

(In millions of  Argentine pesos)

Three-month period ended March 31, 2008	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	127.3	320.4	16.4	-	464.1
Operating income / (loss)	54.6	140.1	(0.7)	(10.8)	183.2
Depreciation of PP&E	37.1	8.8	3.6	0.4	49.9
Additions to PP&E	15.4	6.5	4.1	2.0	28.0
Identifiable assets	3,740.3	525.2	171.4	703.6	5,140.5
Identifiable liabilities	226.0	106.5	8.4	1,789.7	2,130.6

Three-month period ended March 31, 2007
Net revenues	125.5	182.5	31.5	-	339.5
Operating income / (loss)	55.9	88.7	17.9	(11.4)	151.1
Depreciation of PP&E	36.6	7.8	3.4	0.5	48.3
Additions to PP&E	37.8	8.6	2.4	3.4	52.2
Year ended December 31, 2007
Identifiable assets	3,737.5	474.6	174.2	615.3	5,001.6
Identifiable liabilities	249.5	59.5	9.3	1,753.8	2,072.1

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2008 and 2007

(In millions of Argentine pesos)

	2008	2007
Generated by Assets
Interest	5.4	11.4
Foreign exchange gain	1.0	5.5
Subtotal	6.4	16.9
Generated by Liabilities
Interest expense	(35.3)	(42.3)
Foreign exchange loss	(9.8)	(23.0)
Others	(4.8)	(4.7)
Subtotal	(49.9)	(70.0)
Total	(43.5)	(53.1)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of March 31, 2008 and December 31, 3007
(in millions of Argentine pesos)

	3/31/2008	12/31/2007
Current assets		
Cash and deposits in banks	125.4	2.8
Investments, net	476.4	421.1
Trade receivables, net	242.3	165.1
Other receivables	55.4	77.6
Inventories	3.0	16.5
Total current assets	**902.5**	**683.1**
Non current assets		
Trade receivables	12.3	13.4
Other receivables	72.1	123.2
Investments, net	1.5	1.1
Property, plant and equipment, net	4,142.3	4,170.6
Intangible assets, net	9.8	10.2
Total non current assets	**4,238.0**	**4,318.5**
Total assets	**5,140.5**	**5,001.6**
Current liabilities		
Accounts payable	193.0	163.6
Loans	47.6	16.5
Payroll and social security taxes payable	13.5	22.8
Taxes payable	34.9	34.3
Advances from customers	15.5	15.4
Other liabilities	12.9	12.0
Provisions for contingencies	49.9	48.1
Total current liabilities	**367.3**	**312.7**
Non current liabilities		
Loans	1,584.0	1,574.5
Taxes payable	56.2	57.4
Advances from customers	123.1	127.5
Total non current liabilities	**1,763.3**	**1,759.4**
Total liabilities	**2,130.6**	**2,072.1**
Shareholders' equity	**3,009.9**	**2,929.5**
Total liabilities and shareholders' equity	**5,140.5**	**5,001.6**

Exhibit IV

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel